

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. Joseph L. Hooley
Chief Executive Officer
State Street Corporation
One Lincoln Street
Boston, Massachusetts 02111

  Re: **State Street Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2009
     Forms 10-Q for Fiscal Quarters Ended March 31, 2010,
     June 30, 2010, and September 30, 2010
     File No. 001-07511

Dear Mr. Hooley:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Amit Pande
         Accounting Branch Chief